FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

Great Panther Mining Limited (the "Company")
1330 - 200 Granville Street
Vancouver, British Columbia, V6C 1S4

Item 2: Date of Material Change

November 12, 2021

Item 3: News Release

A news release announcing the material change that is the subject of this material change report was issued and disseminated on November 12, 2021 and filed on SEDAR (www.sedar.com).

Item 4: Summary of Material Change

On November 12, 2021, the Company announced that it has closed its previously announced public underwritten offering of 88,461,538 common shares in the capital of the Company (the "Common Shares"), including the exercise in full by the underwriters of the option to purchase an additional 11,538,461 Common Shares, at a public offering price of US$0.26 per share, less underwriting discounts and commissions, for aggregate gross proceeds of approximately US$23 million.

Item 5.1: Full Description of Material Change

On November 10, 2021, the Company announced that it had entered into an underwriting agreement with H.C. Wainwright & Co., LLC, acting as sole book-running manager and representative of a syndicate of underwriters (together, the "Underwriters"), to sell 76,923,077 Common Shares at a price of US$0.26 per Common Shares for proceeds of US$20 million (the "Offering"). In addition, the Company granted the Underwriters an option to purchase additional Common Shares on the same terms as the Offering for up to 15% of the Common Shares sold in the Offering to cover overallotments (the "Over-Allotment Option"), exercisable within 30 days of the date of closing of the Offering. The Offering closed on November 12, 2021 and the Over-Allotment Option was exercised in full, resulting in the issuance of an aggregate of 88,461,538 Common Shares and total gross proceeds to the Company of US$23 million.

The Company paid to the Underwriters a cash commission equal to 6.0% of the gross proceeds of the Offering.

The Common Shares were offered pursuant to a final prospectus supplement dated November 10, 2021 to the Company's short form base shelf prospectus dated September 10, 2021. The Common Shares were offered in each of the provinces of Canada, except Quebec.

The net proceeds of the Offering will be used by the Company for underground mine development and exploration programs at Tucano, to maintain its working capital and for general corporate purposes.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on Subsection 7.1(2) of National Instrument 51-102

 Not applicable.

Item 7: Omitted Information

 No information has been omitted from this report.

Item 8: Executive Officer

Inquiries regarding the material change and this report may be directed to:

Sandra Daycock
Chief Financial Officer
604-608-1766

Item 9: Date of Report

November 18, 2021